Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Managers

DB Commodity Services LLC:

We consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-158733) of PowerShares DB Commodity Index Tracking Fund and Subsidiary of our reports dated February 24, 2010, with respect to the consolidated statements of financial condition, including the consolidated schedules of investments, of PowerShares DB Commodity Index Tracking Fund and Subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income and expenses, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009 and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 Annual Report on Form 10-K of PowerShares DB Commodity Index Tracking Fund and Subsidiary.

/s/ KPMG LLP

New York, New York

February 24, 2010